

November 8, 2011

Via E-Mail
Alok C. Misra
Group Chief Financial Officer
WNS (Holdings) Limited
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India

> **Re:** **WNS (Holdings) Limited**
> **Registration Statement on Form F-3**
> **Filed October 12, 2011**
> **File No. 333-177250**

Dear Mr. Misra:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Because of the size and nature of the offering being registered on behalf of the selling shareholders compared to the number of your outstanding shares, it is unclear whether that transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). Given the relationship of the selling shareholders to the company, provide us with a detailed analysis as to why the proposed secondary offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Selling Stockholder, page 22

2.   Please tell us whether any of the selling stockholders are affiliates of broker-dealers. If
        so, disclose whether at the time of the purchase of the securities to be resold, the sellers
        purchased in the ordinary course of business and had any agreements or understandings,
        directly or indirectly, with any person to distribute the securities. If you are not able to so
        represent, please identify the selling stockholders as underwriters.

3.   Footnote 2 contains a disclaimer of beneficial ownership. To the extent that you retain
        this disclaimer, please provide us with a legal analysis supporting your belief that
        beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G,
        and revise to disclose who has voting and/or dispositive power over the disclaimed
        shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states
        that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's
        Schedule 13D that the filing of such a statement shall not be construed as an admission
        that the person is the beneficial owner of the securities covered by such statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

Alok C. Misra
WNS (Holdings) Limited
November 8, 2011
Page 3

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. In his absence, please contact me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Min Yee Ng, Esq.
        Latham & Watkins LLP